

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 27, 2020

Daniel P. Poneman
President and Chief Executive Officer
Centrus Energy Corp.
6901 Rockledge Drive, Suite 800
Bethesda, Maryland 20817

  Re: Centrus Energy Corp.
   Preliminary Proxy Statement on Schedule 14A
   Response Dated April 24, 2020
   File No. 001-14287

Dear Mr. Poneman:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Energy & Transportation